

Mail Stop 3233

March 14, 2017

William P. Dioguardi
Chief Executive Officer
Four Springs Capital Trust
1901 Main Street
Lake Como, New Jersey 07719

> **Re:** **Four Springs Capital Trust**
> **Draft Registration Statement on Form S-11**
> **Submitted February 15, 2017**
> **CIK No. 0001558536**

Dear Mr. Dioguardi:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3. Please tell us if you have acquired a group of related properties during 2014, 2015 or 2016 that are significant at the 10% level. Your response should address, but not necessarily be limited to, the acquisition of the three properties on September 30, 2016 and one of the properties acquired in August 2016, as these four properties appear to have the same tenant. Please refer to Rule 3-14 of Regulation S-X.

Statement Regarding Industry and Market Data, page iii

4. Please tell us whether you commissioned any third party research for use in connection with this offering. If so, please tell us what consideration you gave to filing the third party's consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule 436.

Competitive Strength, page 6

5. We note that you are actively evaluating 41 properties for acquisition as of February 3, 2017. Please provide to us management´s analysis of the probability of acquiring these properties, including management´s historical rate of closing such acquisitions. If management determined that these acquisitions are probable, please tell us why you have not reflected such acquisitions in your pro forma financial information and why you have not provided lessee/guarantor financial statements or Rule 3-14 financial statements. If management determined that these acquisitions are not probable, please revise your disclosure to specifically state this assessment.

Common Share Restructuring Transaction, page 13

6. Please revise to disclose the certain performance-based financial milestones that need to be achieved in order for the non-participating common shares to be exchangeable for common shares, or tell us where you have disclosed this information.

Summary Risk Factors, page 15

7. We note your disclosure on page 29 that you "have recorded net losses attributable to common shareholders in the years ended December 31, 2016, 2015 and 2014." Please revise here to provide similar summary risk factor disclosure.

Use of Proceeds, page 62

8. To the extent you will use the proceeds for any probable property acquisitions, please revise to describe briefly and state the cost of the property. Please refer to Item 504 of Regulation S-K.

9. If true, please disclose that you will use the proceeds to pay the accrued and unpaid dividends for the preferred shares that are due upon the conversion of the preferred shares into common share, and disclose the amount of this payment. If you will not use the proceeds to pay these dividends, please tell us the source of the payment. Please refer to Item 504 of Regulation S-K.

Dilution, page 66

10. Please revise your dilution table to narratively disclose the amount of further dilution that would occur if the non-participating common shares are converted into common shares.

11. Please revise the table on page 67 to provide, for example, by footnote, a comparison of the public contribution by investors in the public offering and the effective cash contribution of existing stockholders, assuming all the outstanding options and warrants have been exercised.

Unaudited Pro Forma Consolidated Financial Statements, page 70

12. Please expand your footnotes to the Unaudited Pro Forma Consolidated Balance Sheet and Statement of Operations to explain how each adjustment is calculated or derived. Please note that each transaction within the 2017 equity transactions and the offering related transactions should be reflected as a separate adjustment with a separate description in your pro forma footnotes.

13. Please provide a footnote to show how you compute your pro forma earnings per share data.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 77

Share-Based Compensation, page 80

14. Please revise your critical accounting policy for shared-based compensation to disclose the following:
   a. the methods that you used to determine the fair value of your shares and the nature of the material assumptions involved;
   b. the extent to which the estimates are considered highly complex and subjective; and
   c. the estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

Results of Operations, page 82

15. We note your disclosure on page 83 with respect to tenant reimbursements and property expenses. Please tell us whether the amounts discussed include tenant improvement costs and leasing commissions for both new leases and for renewals. If so, please revise to so clarify, where applicable. Such disclosure should be on a per square footage basis.

Rental Revenues, page 82

16. We note your disclosure that rental revenues were driven primarily by the net growth in the size of your real estate portfolio which generated additional rental revenues. Please tell us what consideration you gave to providing period to period changes in same store performance, including relative impact of occupancy and rent rate changes.

Liquidity and Capital Resources, page 89

17. It appears that your dividends and distributions exceed your net cash provided by operating activities. Please revise your filing to disclose the specific sources of cash used to make dividend and distribution payments and the amount from each source including cash from operations.

Pro Forma Contractual Obligations, Page 92

18. We noted you have provided a Pro Forma Contractual Obligations table on page 92. Please also include a historical contractual obligations table as of December 31, 2016 as required by Item 303(a)(5) of Regulation S-K.

FFO and AFFO, page 94

19. Please revise to clarify whether FFO is based on NAREIT FFO.

20. Please revise your discussion of AFFO to address why you believe the exclusion of acquisition costs provides useful information to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K. This comment also applies to your discussion of adjusted EBITDA.

Cash Net Operating Income, page 95

21. You state that Cash NOI assists investors and management to understand the operations of your portfolio. Please tell us and disclose in further detail the substantive reason(s) why the measure is useful to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

EBITDA and Adjusted EBITDA, page 96

22. You state that Adjusted EBITDA allows you to evaluate the operating performance of your company by measuring the core operations of property performance and administrative expenses available for debt service. Please revise this statement for clarity.

23. We note your presentation of the non-GAAP measure EBITDA. Please revise to include a statement regarding why the measure is useful to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Our Business, page 102

Competitive Strengths, page 108

24. With respect to the properties you are actively evaluating, and with a view toward disclosure, please tell us the status of any negotiations to purchase such properties, describe your criteria for determining when you include a property in your pipeline, explain how you have identified such properties, clarify whether you have any relationship with the sellers, including whether or not there is some type of contractual obligation, such as a right of first offer, and discuss the impact of timing and due diligence. In addition, please supplementally tell us the source of the aggregate value of the properties.

Certain Relationships and Related Party Transactions

Private Placement Broker-Dealer Compensation, page 138

25. We note that certain of your officers are registered representatives of the broker-dealer and may receive a portion of the selling commissions paid by the company. Please confirm that none of your executive officers received an amount exceeding $120,000 as a result of the referenced private placements, or alternatively, please identify any such officer(s) and provide disclosure required by Item 404 of Regulation S-K.

Underwriting, page 188

Other Relationships, page 191

26. Please revise to identify each underwriter with a material relationship with you and state the nature of the relationship. Refer to Item 508 of Regulation S-K.

Item 33. Recent Sales of Unregistered Securities, page II-1

27. We note your disclosure on page F-7 that "Series A preferred shares offering ended in February 2014." Please reconcile that disclosure with the disclosure in this section where you indicate that the offering lasted through April 2014. Similarly, please reconcile the disclosure with respect to Series B and Series C with the disclosure on pages 11 and F-7.

Report of Independent Registered Public Accounting Firm, Page F-2

28. Please have your auditors revise their report to indicate the city and state where the report was issued in the next amendment to Form S-11. Refer to Article 2-02(a)(3) of Regulation S-X.

Consolidated Balance Sheets, page F-3

29. We note your disclosure of certain information regarding your VIEs on page F-23. Please revise to include this information on the face of the consolidated balance sheets in accordance with paragraph 25 of ASC 810-10-45.

30. Based on your disclosure on page F-31, it appears that your preferred shares may be redeemed upon death of a shareholder. Please tell us how you determined it was not necessary to classify these preferred shares outside of permanent equity. Please refer to ASC 480-10-S99-3A.

Notes to Consolidated Financial Statements

31. Please tell us and disclose the factors you used to identify the reportable segment(s), including the basis of organization (for example, whether you have chosen to organize around differences in products and services, geographic areas, regulatory environments, or a combination of factors and whether operating segments have been aggregated.) Refer to ASC 280-10-50-21a.

32. Please tell us how you complied with paragraph 12 of ASC 740-10-50, or tell us how you determined it was not necessary to include this reconciliation.

33. Please tell us how you complied with Rule 3-15(c) of Regulation S-X, or tell us how you determined it was not necessary to disclose the tax status of distributions per unit.

2. Summary of Significant Accounting Policies

Recently Issued Accounting Pronouncements, page F-15

34. Please revise your discussion of ASU 2016-02 on page F-17 for consistency with your disclosures on page 100.

3. Real Estate, page F-19

35. Please revise to include the applicable disclosures outlined in paragraph 2h of ASC 805-10-50, or advise.

14. Stock-Based Compensation and Employee Benefits, page F-32

36. Please revise to provide the applicable disclosures related to your share-based compensation arrangements as required by ASC 718-10-50-2.

37. With respect to your common share grants in 2016, please tell us what significant factors contribute to the expected difference between the value of the common share grants and the anticipated mid-point of the IPO price.

17. Subsequent Events, page F-34

38. We note your disclosure that you entered into a purchase agreement to acquire a single-tenant occupied, net lease real estate property for $25.7 million. In light of its significance, please provide audited financial statements of this probable property acquisition in the next amendment to Form S-11. Refer to Rule 3-14 of Regulation S-X.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel
Office of Real Estate &
Commodities

Cc: Nanette C. Heide, Esq.
      Richard A. Silfen, Esq.